Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

We made history today, my friends.

The definitive merger agreements PepsiCo announced this morning to acquire all outstanding shares of The Pepsi Bottling Group and PepsiAmericas is more than a major milestone.  They are a game changer.  We are now in the enviable position of being able to strategically reshape our beverage business in concert with our associates across PBG and PAS, including our independent bottling partners, brokers and distributors.  We’ll begin in North America, the main object of our refresh efforts, and rapidly extend our reach to Latin America – including key PBG and PAS operations in Mexico and around the world.

Where will we change the game?  To start, we'll confront the new operating realities of the marketplace.  Retail consolidation, emerging competition and the ongoing shift toward non-carbs – which require different economics and supply chains than traditional soft drinks – accelerate the need for new product and package innovation and tremendous inroads in retail theatre.

•	We’ll create synergies through a stronger, faster go-to-market system, with greater flexibility to better serve our customers and our consumers.

•	And, we will be able to more fully leverage “Power of One” bundling of our PepsiCo food and beverage offerings.

Importantly, however, nobody can blink.  We need to maintain our focus on our work, hitting our balance-of-year objectives and developing strong plans for 2010.  We cannot afford to drop a single case in this challenging economic environment.

Going forward, our intention is to grow the business in total – together – and that is precisely what we’ll do.  The combined business will establish a more flexible, efficient and competitive system that will handle distribution of about 80% of our North American beverage volume alone.  With new opportunities for our people to work across the system to drive growth in the full range of PepsiCo beverage brands, we win together - one PAB powerhouse team that serves the customer better than anyone else,

I’ll say it once more:  We made history today. To our PBG and PAS associates - welcome to the PepsiCo family.  Let’s start today to build a better tomorrow.

Grazie,

Massimo

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.